The Annual Meeting of the Stockholders of the Fund
was held on October 11, 2001. The following is a summary
 of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	10,580,577				114,407
Michael Nugent		10,580,577				114,407
C. Oscar Morong, Jr.	10,580,577				114,407
Vincent R. McLean	10,578,383				116,600
Thomas P. Gerrity	10,580,383				114,600